CROSSTEX ENERGY, INC.

CROSSTEX ENERGY, L.P.

2501 Cedar Springs Road

Dallas, Texas 75201

October 12, 2010

Memorandum
for
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Crosstex Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
File No. 0-50536

Crosstex Energy, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
File No. 0-50067

Pursuant to our conversation with Mr. Kevin Stertzel of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 30, 2010, Crosstex Energy, Inc. and Crosstex Energy, L.P. are submitting this memorandum to amend the response to Comments 10 and 11 in their memorandum dated September 7, 2010 relating to the comments provided by the Staff in its comment letter dated August 23, 2010 (the “Comment Letter”).  For your convenience, we have repeated Comments 10 and 11 in bold type face exactly as given in the Comment Letter and set forth below such comment is our amended response.

(k) — Gas and NGL Marketing Activities, page F-13

10.                                We note that you are netting the revenues and costs of gas and NGL marketing activities in your consolidated statement of operations.  Please further explain your contractual arrangements and responsibilities associated with these activities and why you believe it is appropriate to present these operations on a net basis.

Response:

Our ‘Gas and NGL marketing activities’ line in the income statement includes the profit from our energy trading activities and the profit from our NGL marketing activities.  All energy trading activities and a portion of our NGL marketing activities are shown on a net basis.  Our energy trading activities represent our gas marketing operations on natural gas pipeline and gathering systems that the Partnership does not own which we refer to as “off-system” gas marketing. Our NGL marketing activities represent our natural gas liquids marketing operations as discussed more fully below.

Energy Trading Activities

Our “off-system” gas marketing operations include all contracts in which the Partnership purchases natural gas from a producer, pipeline or trader on a system not connected to our physical assets and enters into contract with another party to sell the same volumes of natural gas. We concluded that our “off-system” gas marketing operations are energy trading activities as defined in the guidance found in Emerging Issues Task Force (“EITF”) Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, which rescinded and replaced EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities.  The following are the key indicators we used to conclude that our “off-system” gas marketing operations are energy trading activities, as contemplated in EITF No. 02-3:

•                  we do not own any capital assets that would enable the operation to deliver the natural gas to an end user for these “off-system” gas marketing contracts;

•                  the primary assets and liabilities of the “off-system” gas marketing operations are contracts;

•                  the “off-system” gas marketing operations do not use our own capital assets to satisfy delivery requirements to the customer;

•                  the “off-system” gas marketing operations offer products as a dealer, not as a “user” or “producer” of the natural gas;

•                  the majority of the counterparties to the energy contracts are not retail customers or industrial users; and

•                  the major competitors of the operation are traders.

Issue 1 of EITF 02-3 discussed whether gains and losses on energy trading contracts should be reported gross or net in the income statement.  The conclusion reached by the Task Force was that all gains and losses (realized and unrealized) on energy trading contracts should be shown net in the income statement whether or not net settled physically.  This is consistent with how we have historically treated our “off-system” gas marketing transactions.

The following table shows the gross revenues and costs associated with our energy trading activities:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Revenues	$102,594	$160,701	$161,845
Costs	101,837	159,437	161,064
Net	$757	$1,264	$781

NGL Marketing Activities

The accounting guidance under FASB ASC 605-45-1 through 45-18 is used in determining whether our NGL marketing activities should be shown on a gross or net basis. Our NGL marketing activities include the following types of contract arrangements:

(1)                                  NGL marketing fees earned on a fee basis.

•                  We have an agency agreement with a third-party supplier to market NGLs and invoice the customer on behalf of such third-party supplier.  The third-party supplier collects the revenue directly from the customer and we receive a fixed fee from the supplier based on the volume delivered under the agency agreement.  We only record our fee revenue under this arrangement, accordingly there is not net reporting under these contracts.

•                  We also earn redelivery fees under contracts where we fractionate NGLs for customers and the fractionated product is “taken-in-kind” by the customer.  We do not market the fractionated product under these types of contracts and only a redelivery fee is paid to us, accordingly there is net reporting under these contracts.

The following table shows the fee based revenues:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Revenues	$1,066	$735	$648

(2)                                  NGL marketing activities shown on a net basis.

•                  We have contracts with third-parties to buy their NGLs which are fractionated at our plants and we sell the fractionated liquids along with the liquids from our plants to various customers.  We earn a margin for fractionating and marketing these third-party NGLs based on the differential between the price paid to the third-party and the market price received under our sales contract.  The revenues under these arrangements have been reported on a net revenue basis in error.  We believe revenues under these types of contracts should be shown on a gross basis because we are the primary obligor under the contract (45-4), we have general inventory risk (45-5), we can establish the price (45-8), we have risk of physical inventory loss (45-12) and we have credit risk (45-13).

•                  During 2009, we began buying NGLs from third parties based on a market price less a volume-based fractionation fee and processing such NGLs (together with NGLs from our plants in Texas) under our commitment for fractionation capacity with a third-party fractionation facility.  The fractionated product is sold along with our product to a customer based on a market price less the customer’s volume-based fee to fractionate the NGLs. We earn a margin on these third-party NGLs based on the differential between the fractionation fee we charge to the third-party supplier and the fractionation fee charged by our customer under our sales contract.  During 2009 and 2010, the revenues under these arrangements have been reported on a net revenue basis in error.  We believe revenues under these types of contracts should be shown on a gross basis because we are the primary obligor under the contract (45-4), we have general inventory risk (45-5), we can establish the price (45-8), we have risk of physical inventory loss (45-12) and we have credit risk (45-13).

The following table shows the gross revenues and costs associated with the NGL marketing activities shown on net basis that should be shown on a gross basis:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Revenues	$87,482	$67,138	$25,101
Costs	83,561	65,772	22,425
Net	$3,921	$1,366	$2,676

Materiality of Misstatement

The following table summarizes the financial disclosures that would be impacted by the adjustment to reflect our revenues and costs on a gross basis related to the NGL activities described in (2) above:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Total Revenues, as reported	$1,459,090	$3,076,011	$2,384,329
Adjustment to reflect gross revenues	83,561	65,772	22,425
Total Revenues, as adjusted	$1,542,651	$3,141,783	$2,406,754
Adjustment as % of revenues	5.7%	2.1%	0.9%

Total Purchased Gas, as reported	$1,147,868	$2,768,225	$2,124,503
Adjustment to reflect gross costs	83,561	65,772	22,425
Total Purchased Gas, as adjusted	$1,542,651	$3,141,783	$2,406,754
Adjustment as % of purchased gas	7.3%	2.4%	1.1%

Total Operating Costs, as reported	$1,436,440	$3,090,171	$2,353,342
Adjustment to reflect gross costs	83,561	65,772	22,425
Total Operating Costs, as adjusted	$1,520,001	$3,155,943	$2,375,767
Adjustment as % of operating costs	5.8%	2.1%	1.0%

	Interim Periods in 2010
	Three Months Ended March 31	Three Months Ended June 30	Six Months Ended June 30

Total Revenues, as reported	$434,792	$402,966	$837,758
Adjustment to reflect gross revenues	33,866	39,082	72,948
Total Revenues, as adjusted	$468,658	$442,048	$910,706
Adjustment as % of revenues	7.8%	9.7%	8.7%

Total Purchased Gas, as reported	$353,597	$318,956	$672,553
Adjustment to reflect gross costs	33,866	39,082	72,948
Total Purchased Gas, as adjusted	$387,463	$358,038	$745,501
Adjustment as % of purchased gas	9.6%	12.3%	10.8%

Total Operating Costs, as reported	$410,194	$385,375	$795,569
Adjustment to reflect gross costs	33,866	39,082	72,948
Total Operating Costs, as adjusted	$444,060	$424,457	$868,517
Adjustment as % of operating costs	8.3%	10.1%	9.2%

	Interim Periods in 2009
	Three Months Ended Sept 30, 2009	Nine Months Ended Sept 30, 2009
Total Revenues, as reported	$350,698	$1,053,096
Adjustment to reflect gross revenues	28,222	56,515
Total Revenues, as adjusted	$378,920	$1,109,611
Adjustment as % of revenues	8.0%	5.4%

Total Purchased Gas, as reported	$269,461	$824,812
Adjustment to reflect gross costs	28,222	56,515
Total Purchased Gas, as adjusted	$297,683	$881,327
Adjustment as % of purchased gas	10.5%	6.9%

Total Operating Costs, as reported	$343,666	$1,036,364
Adjustment to reflect gross costs	28,222	56,515
Total Operating Costs, as adjusted	$371,888	$1,092,879
Adjustment as % of operating costs	8.2%	5.5%

These adjustments have no impact on net income, operating income or distributable cash flow (a non-GAAP measure we include in our press releases).

Based on the guidance provided under SAB Topic 1-M, we do not believe the misstatement of revenues and costs are material for any of the periods.  We evaluate our business on a “gross margin” basis (revenue less purchased gas).  Our variance analysis presented in Management’s Discussion and Analysis in our Annual Report on Form 10-K is based on gross margin and will not change as a result of this adjustment.  Our communications to investors refer to our “gross margin” as a measure of our performance and we do not discuss the gross changes in revenues and gas purchase when describing our operating results.

Pursuant to SAB Topic 1-M, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. We do not believe the changes to revenues and costs would have influence the judgment of a reasonable person.  We also considered the following guidance from SAB Topic 1-M regarding materiality:

•                  The misstatement did not mask a change in earnings or other trends.

•                  The misstatement did not hide a failure to meet analysts’ consensus expectations for our operations.  Analysts also view our business on a gross margin basis and also focus on distributable cash flow neither of which are impacted by this accounting change.

•                  The misstatement did not change our net income or loss.

•                  The misstatement has no affect on our compliance with regulatory requirement.

•                  The misstatement has no affect on our compliance with loan covenants or other contractual requirements.

•                  The misstatement had no effect of increasing management’s compensation which was based on either EBITDA or ROI targets.

Proposed Accounting Treatment

We believe it is appropriate to reflect the immaterial restatement of revenues and costs and the change in our accounting treatment for the NGL marketing activities to the gross method with the filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.  We will restate the comparative three and nine month historical periods in 2009.  The impact of these changes will be reflected in a note to our financial statements.  We also believe it is appropriate to include all of our revenue in future filings in one line item titled ‘Midstream revenue’ since the net profit on energy trading activities is not material and our NGL marketing activities are part of our Midstream operations.

We will also adjust comparative reported revenues and expenses for the year ended December 31, 2009 and 2008 with the filing of our Annual Report on Form 10-K for the year ended December 31, 2010.  The nature and impact of these changes will be disclosed in a note to our financial statements.

Consideration of Impact to Internal Controls

A weakness in the design of our controls over contract review resulted in a control deficiency that failed to prevent or detect certain types of NGL Marketing revenue from being erroneously reported on a net rather than gross basis.  The review includes revenue recognition, but not reviewing each contract for new types of revenue.  The existing controls will be enhanced or a new control implemented to remedy the deficiency.

Pursuant to Auditing Standard No. 5, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:  The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

We have concluded, based on Auditing Standard No. 5, that the deficiency in internal control over financial reporting is not a material weakness.  In our opinion the misstatement of revenues and costs for the periods in question are not material consistent with FASB Concepts Statement 2.  Accordingly, we have reaffirmed our conclusion in our Annual Report on Form 10-

K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 that our disclosure controls and procedures were effective for the applicable periods as set forth in such reports.  Our independent registered public accounting firm, KPMG LLP, concurs with our conclusions stated above.

11.                                Please tell us the gross amounts of revenues and costs associated with these activities for each year presented.

Response:

The gross amounts of revenues and costs associated with these activities are included in the response to 10 above.

*   *   *   *

We hereby acknowledge that (i) each of Crosstex Energy, Inc. and Crosstex Energy, L.P. is responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Crosstex Energy, Inc. and Crosstex Energy, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580 or Susan McAden, our Vice President and Chief Accounting Officer at (214) 721-9307.

Crosstex Energy, Inc.
Crosstex Energy, L.P.